Exhibit 3(i)(B)
CERTIFICATE OF AMENDMENT

OF

CERTIFICATE OF INCORPORATION

OF

PATRIOT NATIONAL BANCORP, INC.

The undersigned, being a duly authorized officer of Patriot National Bancorp, Inc., a corporation organized and existing under the laws of the State of Connecticut (the “Corporation”), does hereby certify:

FIRST: That the first paragraph of Section (a) of Article II of the Corporation’s Certificate of Incorporation, as amended, be amended in its entirety to read as follows:

“(a) The total number of shares of capital stock which the Corporation shall have the authority to issue is 61,000,000 shares, consisting of 60,000,000 shares of common stock, par value two dollars ($2.00) per share, and 1,000,000 shares of serial preferred stock, without par value.”

SECOND: That, pursuant to Section 33-800 of the Connecticut General Statutes, the amendment was duly adopted by the shareholders of the Corporation on June 14, 2006 at the Corporation’s 2006 Annual Meeting of Shareholders with 2,949,367 shares of Common Stock, par value $2.00 per share (the “Common Stock”), cast in favor of the amendment, 40,734 shares cast against the amendment and 14,868 shares abstaining, such number of votes being sufficient for approval of such amendment. On the record date established for the annual meeting, there were 3,230,649 shares of Common Stock outstanding and entitled to vote and 3,004,969 shares of Common Stock present in person or by proxy at the annual meeting.

THIRD: That the amendment was duly adopted and approved by the Corporation’s shareholders in the manner required by Sections 33-600 to 33-998 of the Connecticut General Statutes, and by the Certificate of Incorporation.

FOURTH: That all other provisions of the Certificate of Incorporation are unchanged.

IN WITNESS WHEREOF, the undersigned officer is authorized to execute this amendment.

Dated: June 15, 2006	By: /s/ Philip W. Wolford
Philip W. Wolford
Chief Operating Officer and Secretary